UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Redemption of notes and cancellation of listing dated 01 June 2015
Exhibit No. 2	Publication of Prospectus dated 03 June 2015
Exhibit No. 3	Publication of Prospectus dated 03 June 2015
Exhibit No. 4	Publication of Registration Document dated 06 June 2015
Exhibit No. 5	Publication of Prospectus dated 09 June 2015
Exhibit No. 6	Publication of Prospectus dated 09 June 2015
Exhibit No. 7	Publication of Prospectus dated 09 June 2015
Exhibit No. 8	Publication of Prospectus dated 11 June 2015
Exhibit No. 9	Additional Listing dated 12 June 2015
Exhibit No. 10	Publication of Prospectus dated 12 June 2015
Exhibit No. 11	Publication of Prospectus dated 16 June 2015
Exhibit No. 12	Director/PDMR Shareholding dated 16 June 2015
Exhibit No. 13	Publication of Supplement dated 25 June 2015
Exhibit No. 14	Publication of Supplement dated 25 June 2015
Exhibit No. 15	Barclays amendments to EnterCard joint venture dated 26 June 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 01, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 01, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 June 2015

BARCLAYS SLCSM FUNDING B.V. (formerly Standard Life Funding B.V.)
GUARANTEED BY BARCLAYS BANK PLC
(formerly guaranteed by Standard Life Bank Limited)

£265,000,000 6.140 per cent. Fixed Rate Guaranteed Perpetual Subordinated Notes

(the "Notes")

ISIN: XS0223265462

NOTICE OF REDEMPTION OF NOTES AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC on behalf of itself, as Guarantor of the Notes, and on behalf of its subsidiary, Barclays SLCSM Funding B.V., (the "Company") that the Company will fully redeem all of the outstanding Notes on 29 June 2015 (the "Redemption Date"), in accordance with Condition 8.3 of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 29 December 2014 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or after, 30 June 2015.

Exhibit No. 2

Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 12/2015 dated 2 June 2015 (the "Supplement") to the following registration document (the "Registration Document") and base prospectuses (each a "Base Prospectus"and together, the "Base Prospectuses"):

1) Registration Document;
2) GSSP Base Prospectus 1;
3) GSSP Base Prospectus 2;
4) GSSP Base Prospectus 5;
5) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus; and
6) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/supplement-no12-dated-2-june-2015-ukla-approved-prospectuses-106KB.pdf.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement or any Base Prospectus or Registration Document to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus or Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus or Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus or Registration Document you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or Registration Document or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus or Registration Document you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus or Registration Document and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus or Registration Document to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus or Registration Document, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 3

Publication of Supplement

The following supplementary prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

COMBINED SUPPLEMENT 12/2015 dated 2 June 2015 (the "Supplement") to the following prospectuses (each a "Prospectus" and together, the "Prospectuses"):

1) GSSP Base Prospectus 6;
2) GSSP Base Prospectus 9;
3) GSSP Base Prospectus 11.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/supplement-no12-dated-2-june-2015-cssf-approved-prospectuses-104KB.pdf.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 4

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

The registration document dated 2 June 2014 (the "Registration Document") relating to Barclays Bank PLC.

To view the full Registration Document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/Registrationdocuments/Barclays%20Registration%20Document%20v5%20FINAL%20unannotated.pdf

A copy of the Registration Document has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

L.Dickinson/P.Gonsalves
Barclays Bank PLC
1 Churchill Place
London
E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Registration Document, you must ascertain from the Registration Document whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 5

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 4 dated 8 June 2015 to the Base Prospectus dated 13 August 2014 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/5613P_1-2015-6-8.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 6

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus 2 dated 5 June 2015 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/live-prospectuses/GSSP-UKLA-BP2-Equities-June2015-final-submission-version.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 7

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus iPath Commodities dated 5 June 2015 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

https://ipath.barcap.com/file.app?action=shared&path=iPath/OfferingDocs/BarclaysBaseProspectusiPathCommodities2015.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 8

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus 5 dated 10 June 2015 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/expired/base-prospectus-5-eis-notes.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 9

12 June 2015

Barclays PLC - Additional Listing

Barclays PLC (the Company) confirms the allotment and issue of 19,704,329 ordinary shares of 25 pence each in the Company (the Shares), at a price of 257.09 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the Programme) in respect of an interim dividend for the year ending 31 December 2015 payable on 15 June 2015.  The Shares issued rank equally with existing issued ordinary shares.

Application has been made to the Financial Conduct Authority (FCA) for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading.  Dealings in the Shares are expected to commence on 15 June 2015.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.hemscott.com/nsm.do;

• Chairman's letter and Q&A document;
• Terms and Conditions of the Programme; and
• Scrip Dividend Mandate Form.

For further information, please contact:

Our Registrar, Equiniti:
0871 384 2055*
+44 121 415 7004

* Calls cost 8p per minute plus network extras.  Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.

Exhibit No. 10

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Base Prospectus No. 11 dated 11 June 2015 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/live-prospectuses/GSSP%20CSSF%20BP%2011_2015.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 11

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Base Prospectus No. 6 dated 12 June 2015 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/live-prospectuses/GSSP%20BP%206_EIS%20Warrants.PDF

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 12

                                                                16 June 2015

Barclays PLC (the "Company")

Notification of transactions by Persons Discharging Managerial Responsibility ("PDMR"):                    Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces that following the payment of an interim dividend for the year ending 31 December 2015, the following PDMRs received ordinary shares with a nominal value of 25p each ("Shares") or American Depositary Shares ("ADS") in the Company under the Scrip Dividend Programme, as indicated below.

PDMR	Date of notice	Date of transaction	No. of Shares received	Share price	Balance of Shares
Diane de Saint Victor	15.06.2015	15.06.2015	10	£2.5709	18,196
Crawford Gillies	16.06.2015	15.06.2015	199	£2.5709	56,524
Antony Jenkins*	16.06.2015	15.06.2015	73	£2.5709	5,489,119

*The transaction was made by a connected person of Mr Jenkins.

PDMR	Date of notice	Date of transaction	No. of ADS received	ADS price	Balance of Shares*
Frits van Paasschen	16.06.2015	15.06.2015	2	$16.54	14,471

*This total shareholding includes holdings in Shares plus ordinary shares held in the form of ADS (ADS to ordinary share ratio: 1:4).

The places of trading were the London Stock Exchange and the New York Stock Exchange.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)20 3134 7744

Exhibit No. 13

Publication of Supplement

The following supplement has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

Supplement dated 15 June 2015 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1. 4th Supplement to the Base Prospectus dated 27 October 2014 (Prosper Base Prospectus A)

2. 7th Supplement to the Base Prospectus dated 1 July 2014 (RSSP Base Prospectus A)

3. 6th Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus B)

4. 6th Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus D)

5. 7th Supplement to the Base Prospectus dated 16 June 2014 (RSSP Base prospectus F)

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/Barclays_Suppl_June%20%202015_RSSP_DE.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 14
Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

RSSP Basisprospekt A dated 15 June 2015 for the issuance of securities by Barclays Bank PLC pursuant to the Retail Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/live-prospectuses/Barclays-Bank-PLC-RSSP-A-Equity-Autocall_%20approved.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 15

26 June 2015

BARCLAYS PLC

Amendments to EnterCard joint venture

In 2005 Barclays and Swedbank AB (publ) entered into a Nordic credit card joint venture, EnterCard Holding AB ("EnterCard").  The parties have agreed to make certain amendments to the joint venture agreement including to the exit provisions and as a result the amendments constitute a Class 2 Transaction under Chapter 10 of the UK Listing Authority's Listing Rules.  Barclays continues to own 40% of the total share capital of EnterCard but is entitled to one-half of all distributions and equal representation on the EnterCard board.

Under the revised joint venture agreement, the service of a termination notice by a party requires that party to specify a price at which it is willing to acquire the other party's shares in the joint venture, subject to a cap.  The party receiving the termination notice may elect to sell its shares in the joint venture or purchase the other party's shares at the price specified in the termination notice.

EnterCard is headquartered in Stockholm and operates in Sweden, Norway and Denmark with the issuance of credit cards as its primary business focus.  It distributes and markets credit cards under its own brand re:member as well as different partner brands, including Swedbank.  Freddy Syversen is the EnterCard Chief Executive Officer.

The EnterCard group had gross assets of SEK18.9 billion (£1.5 billion) as at 31 December 2014 and reported a 2014 profit before tax of SEK1,404 million (£108 million).  Barclays accounts for its interest in EnterCard as a joint venture.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Joanne Walia
+44 (0)20 7116 4943	+44 (0)20 7116 3030